Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement No. 333-172984 on Form S-8 of Atlantic Coast Financial Corporation of our report dated June 29, 2015 with respect to the statement of net assets available for benefits of Atlantic Coast Bank Employees’ Savings & Profit Sharing Plan and Trust as of December 31, 2014, the related statement of changes in net assets available for benefits for the year ended December 31, 2014, and the supplemental schedule, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2014, which report appears in the December 31, 2014 annual report on Form 11-K of Atlantic Coast Bank Employees’ Savings & Profit Sharing Plan and Trust.

/s/ Dixon Hughes Goodman LLP

Jacksonville, Florida

June 29, 2015

Certified Public Accountants